August 20, 2025

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Mercer International Inc.

Registration Statement on Form S-3

File No.: 333 - 289440

Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern time, on August 22, 2025, or as soon as practicable thereafter.

Yours truly,

MERCER INTERNATIONAL INC.

By:	/s/ Richard Short
Name:	Richard Short
Title:	Chief Financial Officer

cc.	Eranga Dias, Securities and Exchange Commission

Rod Talaifar, Sangra Moller LLP

Mercer International Inc. | www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada | 604 684 1099	Registered Office: 14900 Interurban Avenue South, Suite 282 Seattle, Washington, USA 98168 | 206 674 4639